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Amgen

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

805.447.1000

 June 9, 2006

Mr. James Rosenberg

Senior Assistant Chief Accountant

Mr. Joseph Roesler

Accounting Branch Chief

Ms. Amy Bruckner

Staff Accountant

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

                Re:         Amgen Inc.

                               Form 10-K for the Fiscal Year Ended December 31, 2005

                               Form 10-Q for the Fiscal Quarter Ended March 31, 2006

                               File No. 000-12477

Ladies and Gentlemen:

                Amgen Inc. (the “Company” or “Amgen”) hereby responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in its letter of May 25, 2006 (the “Letter”).

                The Company acknowledges your statement in the Letter that the purpose of the Staff review was to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure of its filings with the Commission.  We look forward to working with you in enhancing our disclosures in future filings.

                For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Policies

Product sales, sales incentives and returns, page 70

1.              Please provide to us, in disclosure-type format, the effect that reasonably likely changes in the rebate estimate as of December 31, 2005 may have on your reported results, financial position, and liquidity.  Explain why management believes the scenarios quantified are reasonably likely.  The disclosure at the bottom of page 70 where you discuss a hypothetical example of a 5% change in revenue reduction attributable to rebates does not appear to accomplish this objective.

Response:

The following is provided in disclosure-type format in response to your comment. The italicized text reflects changes to our 2005 Form 10-K disclosure.  We believe that this revised disclosure addresses the points made in your comment and we propose to incorporate such disclosure in future Form 10-K filings.

“Rebates earned by healthcare providers such as clinics, hospitals and pharmacies in the United States are the sales incentives that are most difficult to estimate.  These rebates are performance-based offers that are primarily based on attaining contractually-specified sales volumes and growth.  As a result, the calculation of the accrual for these rebates is complicated by the need to estimate customer buying patterns and the resulting applicable contractual rebate rate(s) to be earned over a contractual period.  These rebates totaled $1,344 million in 2005, $1,033 million in 2004, and $520 million in 2003.  We believe that the methodology we use to accrue for rebates is reasonable and appropriate given current facts and circumstances.  However, actual results may differ.  Based on our recent experience, changes in annual estimates related to prior annual periods have been less than 2% of the estimated rebate amounts charged against product sales for such periods.  A 2% change in our rebate estimate attributable to rebates recognized in 2005 would have had an impact of approximately $27 million on our 2005 product sales and a corresponding impact on our financial condition and liquidity.”

EPOGEN® revenue recognition, page 71

2.              Please tell us the authoritative guidance used under U.S. GAAP to recognize product sales made by Johnson & Johnson in your exclusive market and to not recognize product sales made by you in Johnson & Johnson’s exclusive market.  Please quantify for us the amount of revenue that you record from Johnson & Johnson and the revenue you do not record.  In addition, since you have to estimate the amount of product sales made by Johnson & Johnson that you recognize please tell us, in disclosure type format, how accurate this estimate has been in the past, how much this estimate has changed in the past and whether this estimate is reasonably likely to change in the future.

Response:

As discussed with the Staff, the substance of this comment was addressed in three Company letters to the Staff dated August 6, 2002, September 5, 2002 and October 25, 2002.  For your convenience, copies of these three Company response letters have been provided to you by messenger.

The methodology used to record product sales in this area, as documented in our prior letters to the Staff and as disclosed in our Form 10-K, has remained unchanged in all material respects and has continued to produce reliable estimates of the related amounts.  In addition, the justification to record such product sales in accordance with U.S. generally accepted accounting principles, also as documented in our prior correspondence, remains applicable.

Further, as is evident from the Company’s periodic public filings, the Company’s growth and product diversification has caused the significance of EPOGEN® sales relative to our total revenue and net income to decrease substantially over the past four years.  The Company expects this trend to continue into the future.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

5. Financing arrangements, page 14

3.              Please provide us with additional information that outlines your accounting treatment of the convertible note hedges that you purchased concurrent with your February 2006 issuance of the 2011 and 2013 convertible notes.  It is unclear from your disclosure why you have accounted for the $1.5 billion cost of the hedge as a reduction of equity.  Include in your analysis how your accounting treatment complies with GAAP including the applicability of the provisions of SFAS No. 133 and EITF No. 00-19.

Response:

By way of background, our convertible note hedge contracts are indexed to our common stock and allow us to receive shares of our common stock and/or cash from the note hedge issuers equal to, and in the same form of consideration as, the amounts of common stock and/or cash required to settle the conversion value in excess of the principal amount of the 2011 and 2013 convertible notes (the “excess conversion value”). It is our choice whether to use common stock and/or cash to settle the excess conversion value of the 2011 and 2013 convertible notes.  Accordingly, we also select whether to receive common stock and/or cash upon settlement of the convertible note hedge contracts.

The convertible note hedge contracts are classified as equity transactions based upon application of the consensus in EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company’s Own Stock”.  The classification framework in EITF No. 00-19 provides that contracts in which the company has the choice of net-cash settlement or settlement in its own shares are classified as equity if the applicable specified criteria are met.  Our convertible note hedge contracts meet all applicable criteria.  The analysis of the convertible note hedge contracts with respect to these eight criteria in the order set forth in EITF No. 00-19 follows:

1.       The contracts permit Amgen to settle in unregistered shares.

Not applicable.  We would not issue stock in connection with the settlement of the convertible note hedge contracts.  We can only receive stock under these contracts, and as noted above, the decision to receive stock is within our control.

2.       The company has sufficient authorized and unissued shares to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the contract is outstanding.

Not applicable.  We can only receive stock under these contracts, and as noted above, the decision to receive stock is within our control.

3.       The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Not applicable.  We can only receive stock under these contracts, and as noted above, the decision to receive stock is within our control.

4.       There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Not applicable.  We are the counterparty to the convertible note hedge contracts.

5.       There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

Not applicable.  We can only receive stock under these contracts, and as noted above, the decision to receive stock is within our control.

6.       The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Not applicable.  We are the counterparty to the convertible note hedge contracts.

7.       There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of the shareholder of the stock underlying the contract.

There are no such provisions in the convertible note hedge contracts.  Thus, the convertible note hedge contracts meet this criterion for classification as equity transactions.

8.  There is no requirement in the contract to post collateral at any point or for any reason.

There are no such provisions in the convertible note hedge contracts.  Thus, the convertible note hedge contracts meet this criterion for classification as equity transactions.

Based upon the above analysis, the convertible note hedge contracts are properly classified as equity transactions because they meet the applicable criteria of EITF No. 00-19.

The convertible note hedge contracts are not accounted for as derivatives under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, because they meet the scope exception in SFAS No. 133, paragraph 11(a).  This paragraph states that contracts issued or held by a reporting entity that are both indexed to its own stock and classified in stockholders’ equity in its statement of financial position are not within the scope of this statement.  As outlined above, the convertible note hedge contracts are indexed to our common stock and they meet the applicable criteria required by EITF No. 00-19 for classification in stockholders’ equity in our statement of financial position.  Accordingly, both of the requirements of the scope exception to SFAS No. 133 are met.

In summary, given the above analysis, the convertible note hedge contracts were appropriately recorded in the stockholders’ equity section of our statement of financial position.

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Huber of Latham & Watkins at (202) 637-2242 or me at (805) 447-1000 should you have further comments or if you require any additional information.

Respectfully yours,

/s/  RICHARD D. NANULA

Richard D. Nanula

Executive Vice President and Chief Financial Officer

cc:           David J. Scott

                John Huber (Latham & Watkins)

                Charles K. Ruck (Latham & Watkins)

                Don Ferrera (Ernst & Young)